Filed by Hanover Compressor Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Hanover Compressor Company
Commission File No. 1-13071
Subject Company: Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company: lliad Holdings, Inc.
Commission File No.

Date:	February 27, 2007

To:	Hanover Employees Worldwide

From:	John Jackson, President and CEO

Subject:	Merger Integration Team and Organization Structure
I am pleased to announce our initial integration team and the integration organization structure. While not all team members have been identified, I wanted to let you know about this important milestone.
Our integration process will be comprised of various working teams that will help ensure the successful integration of Hanover and Universal Compression Holdings, Inc. The following diagram outlines the basic organizational structure. Included is a description of the roles and responsibilities of each group along with the individuals selected thus far.
Executive Steering Committee
The Executive Steering Committee has ultimate responsibility for the transition to the new company. Some key responsibilities of this committee include:
– Forming the integration leadership team

– Approving decisions/actions, review progress

– Setting guiding principles and boundaries

– Establishing high level synergy targets
Steve Snider chairs the executive steering committee, overseeing the integration leadership team. Other members of this committee will be announced later.

Integration Leadership Team
The Integration Leadership Team owns the overall merger integration process. Major responsibilities of this team include:
– Regularly communicating with the executive steering committee

– Identifying / managing critical risks

– Ensuring an integrated change and communication approach
Ernie Danner and I co-lead this effort.
Core Project Team
The Core Project Team has responsibility for the day-to-day implementation of the integration process. This team consists of members from a variety of functions. However, these individuals’ primary task is not to represent their functional area, but to ensure the overall coordination of the integration across functional groups. Major responsibilities include:
– Coordinating the functional task forces

– Tracking key integration metrics

– Reviewing functional team strategies

– Managing the overall schedule and timing

– Managing consultant activities

– Ensuring effective coordination between and among the task forces

– Identifying, communicating and driving resolution of challenges and issues
Representatives of the Core Project Team are:
•	Anita Colglazier (Hanover Controller)

•	Mike Denman (Universal Supply Chain)

•	Steve Hyche (Universal Operations)

•	Rich Leong (Universal Human Resources, Marketing, Supply Chain)

•	Gerald Meinecke (Universal Business Development) — Co-leader

•	Steve Muck (Hanover Human Resources and HSE)

•	Dan Newman (Hanover Manufacturing/Services)

•	Rob Rice (Hanover Operations)

•	Mike Wasson (Universal International)

•	Stephen York (Hanover Investor Relations, Information Systems) — Co-leader
We expect members of the Core Project Team will spend the majority of their time over the coming months on integration issues.
Functional Task Forces
These teams consist of members from the various functions of both companies. The major responsibilities of these teams include:
– Designing transition plans

– Identifying and capturing synergies

– Implementing the actions required for successful business integration

– Creating sub-teams as required

– Coordinating with other sub-teams and task forces on issues of mutual dependence
Members of these teams will be contacted as required.

Consultant
Due to the size of this transaction, we will be hiring a consultant with demonstrated merger integration experience. The consultant will also assist us in analyzing areas that are sensitive from an antitrust standpoint.
Antitrust Considerations
The Merger Integration teams will work closely with the companies’ respective in-house counsel and antitrust counsel to ensure that we comply fully with the antitrust laws.
Establishing this integration organization is a major milestone toward a successful integration. For many of you, the exciting but tedious work of effectively planning the merger of the two companies has just begun.
We will continue to keep you updated on our progress. If you have any questions, please direct them to our merger e-mail box: info@hanover-co.com.

Additional Information
In connection with the proposed merger, a registration statement of the new company, Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings, Inc. and Hanover Compressor Company, and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.
Participants in Solicitation
Hanover Compressor Company and Universal Compression Holdings, Inc. and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover’s and Universal’s respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.